Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty Announces Agreement to Acquire Royalty on Roxgold’s Advanced-Stage Séguéla Project

Highlights:

●	Gold Royalty Corp. (“GRC”) has agreed to a acquire a 1.2% net smelter royalty (“NSR”) royalty on the advanced-stage Séguéla Project for cash consideration of approximately US$15.5 million subject to certain conditions.

●	The transaction further diversifies and enhances GRC’s royalty portfolio by adding an advanced-stage gold project located in Côte d’Ivoire and operated by Roxgold Inc. (“Roxgold”), a producer with experience advancing projects into production in the region.

●	Gold Royalty Corp. considers Séguéla a highly prospective project with significant exploration potential. The project contains a Mineral Resource estimate of 1,044,000 ounces gold (12.8 million tonnes at 2.5 g/t gold) and 370,000 ounces gold (2.4 million tonnes at 4.8 g/t gold) in the Indicated and Inferred Mineral Resource categories, respectively (See table 1 below).

Vancouver, British Columbia – March 17, 2021 – Gold Royalty Corp. (the “Company” or “GRC”) (NYSE American: GROY) is pleased to announce it has entered into an agreement to acquire a 1.2% net smelter return (“NSR”) royalty on the Séguéla Project located in Côte d’Ivoire (the “Agreement”).

David Garofalo, Chairman, President and CEO of GRC, commented: “We are pleased to announce this acquisition, which represents an important milestone in the execution of our previously stated acquisition strategy and builds upon our recent successful initial public offering. The addition of an advanced-stage project to the GRC portfolio builds upon the significant resource base underlying our existing project portfolio. We are especially intrigued by the Séguéla opportunity given Roxgold’s stated goal of commencing construction at Séguéla in 2021 and commissioning a mine in 2022.”

The Acquisition

Pursuant to the Agreement, GRC has agreed to acquire a 1.2% NSR royalty on the Séguéla Project from a subsidiary of Apollo Consolidated Ltd. The purchase price payable by GRC at closing is AUD$20,000,000 (approximately US$15.5 million).

The acquisition is conditional upon the satisfaction of customary closing conditions and the expiry of a 14-day right of first refusal held by the owner of the Séguéla Project. Subject to satisfaction of such conditions, GRC currently expects the transaction to close on or about April 1, 2021. The transaction will be financed by the Company through cash on hand. Pursuant to the underlying royalty agreement, the owner of the Séguéla Project has certain rights to repurchase the royalty at fair market value in the event that it makes a decision to mine the property.

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The Séguéla Project

The Séguéla Project, owned by a subsidiary of Roxgold, is located in Côte d’Ivoire and consists of the near surface Antenna, Agouti, Boulder, Koula and Ancien deposits. There are numerous additional prospective exploration targets within a total land package of 36,300 hectares. Roxgold holds an additional exploration permit external to lands subject to the NSR.

In April 2020, Roxgold completed a preliminary economic assessment (PEA) and Mineral Resource estimate for the project. The PEA disclosed, among other things:

●	life of mine gold production of 841,000 ounces with average annual gold production of 103,000 ounces;
●	average annual gold production of 143,000 ounces over the first three years of production with an estimated annual production peak of 154,000 ounces in year three;
●	conventional processing plant with a processing rate of 1.25 million tonnes per year with scalability incorporated into plant design for potential expansion;
●	project payback of 1.2 years; and
●	after-tax internal rate of return of 66% utilizing a base case gold price of $1,450 per ounce.

The PEA is preliminary in nature, includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Subsequent to the date of the PEA, in December 2020, Roxgold released the results of an updated Mineral Resource estimate for the project which included an additional maiden Mineral Resource estimate for the Koula deposit. The updated estimate is summarized in the table below. While the PEA was based on a prior estimate that did not include such deposit, Roxgold has disclosed that the updated Mineral Resource estimate does not negatively impact or otherwise adversely affect the PEA. Additionally, Roxgold has reported that it is on track for the completion of a feasibility study and a construction decision on the project in the first half of 2021.

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Table 1 - Séguéla Mineral Resources reported effective November 30, 2020

Mineral Resources - Séguéla Gold Project
	Measured Mineral Resources			Indicated Mineral Resources			Measured & Indicated Mineral Resources			Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Antenna	-	-	-	8,180	2.2	586	8,180	2.2	586	1,110	1.9	69
Boulder	-	-	-	1,740	1.7	97	1,740	1.7	97	80	1.2	3
Agouti	-	-	-	1,420	2.4	111	1,420	2.4	111	100	1.8	6
Ancien	-	-	-	1,440	5.4	250	1,440	5.4	250	30	10.6	11
Koula	-	-	-	-	-	-	-	-	-	1,080	8.1	281
Total	-	-	-	12,780	2.5	1,044	12,780	2.5	1,044	2,400	4.8	370

Qualified Person

Mr. Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Technical Information

The information herein regarding the Séguéla Project has been derived from a Technical Report prepared for Roxgold titled “NI 43-101 Technical Report – Séguéla Project, Worodougou Region, Côte d’Ivoire” released on December 14, 2020 with an effective date of November 30, 2020, Roxgold’s Annual Information Form for the year ended December 31, 2020 and its other public disclosure documents, copies of which are available under Roxgold’s profile at www.sedar.com. For information with respect to the key assumptions, parameters and risks associated with respect to the Séguéla Project, including the Mineral Resource estimate and the PEA, please refer to the aforementioned Technical Report and Annual Information Form.

The terms “Mineral Resource”, “Indicated Mineral Resource”, and “Inferred Mineral Resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Inferred Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under applicable Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that part or all of an Inferred Mineral Resource will be upgraded to a Mineral Reserve.

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About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for our investors. GRC’s diversified portfolio currently consists of net smelter return royalties ranging from 0.5% to 2.0% on 18 gold properties covering 12 projects located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its business and future events, including statements regarding its business plans and goals, expectations and future plans respecting the completion of the proposed acquisition and, the disclosed plans of the operators of the underlying project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which the Company operates, that the acquisition will be completed as contemplated, including the satisfaction of closing conditions and that the applicable right of first refusal will be waived or expire and that the operator will complete proposed work and development plans as disclosed by it and meet its project goals. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: that the parties may not satisfy all of the conditions under the Agreement, including, the exercise by the project owner of certain rights of first refusal, the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drill results and other exploration data, the potential for delays in exploration or development activities, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with expectations, fluctuating metal prices, unanticipated costs and expenses and risks inherent in the royalty business model adopted and the other risks factors that are described more fully in the section titled “Risk Factors” in the final prospectus relating to the offering, a copy of which is available on the SEDAR website at www.sedar.com and on EDGAR under GRC’s profile. Forward-looking statements contained in this announcement are made as of this date, and GRC undertakes no duty to update such information except as required under applicable law.

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